As filed with the Securities and Exchange Commission on November 25, 2020

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Western Asset Inflation-Linked Income Fund

(Name of Subject Company (issuer))

Western Asset Inflation-Linked Income Fund

(Name of Filing Person (offeror))

Common Shares

No Par Value

(Title of Class of Securities)

95766Q106

(CUSIP Number of Class of Securities)

MARC DE OLIVEIRA

SECRETARY AND CHIEF LEGAL OFFICER

100 FIRST STAMFORD PLACE

STAMFORD, CT 06902

(203) 703-7028

(Name, Address and Telephone Number of Person Authorized to Receive Notices

and Communications on Behalf of the Person(s) Filing Statement)

Copy to:

Bryan Chegwidden, Esq.

Ropes & Gray LLP

1211 Avenue of the Americas

New York, NY 10036-8704

(212) 596-9000

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
$79,237,365(a)	$8,645(b)

(a)

Estimated for purposes of calculating the amount of the filing fee only. Calculated as the aggregate maximum purchase price to be paid for 5,830,564 shares in the offer, based upon a price of $13.59 (99% of the net asset value per share of $13.73 on October 30, 2020).

(b)	Calculated at $109.10 per $1,000,000 of the Transaction Value, pursuant to Rule 0-11 of the Securities Exchange Act of 1934, as amended.

☐

Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:	Not applicable	Filing Party:	Not applicable
Form or Registration No.:	Not applicable	Date Filed:	Not applicable

☐	Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which this statement relates:

☐	third party tender offer subject to Rule 14d-1	☐	going-private transaction subject to Rule 13e-3
☒	issuer tender offer subject to Rule 13e-4	☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

ITEMS 1 THROUGH 9 AND ITEM 11

This Issuer Tender Offer Statement on Schedule TO relates to an offer by Western Asset Inflation-Linked Income Fund, a Massachusetts business trust (the “Fund”), to purchase for cash up to 20% of its outstanding common shares of beneficial interest (the “Offer”), for cash at a price per share equal to 99% of the Fund’s net asset value per share as of the close of regular trading session on the New York Stock Exchange (“NYSE”) on December 29, 2020 (or if the Offer is extended, on the next trading day after the day to which the Offer is extended), upon the terms and subject to the conditions contained in the Offer to Purchase dated November 25, 2020 and the related Letter of Transmittal, which are filed as exhibits to this Schedule TO. The information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference with respect to Items 1 through 9 and Item 11 of this Schedule TO.

ITEM 10. FINANCIAL STATEMENTS

(a) The information in the Offer to Purchase in Section 7 (“Selected Financial Information”) is incorporated herein by reference.

(b) Not applicable.

ITEM 12. EXHIBITS

EXHIBIT NO.	DESCRIPTION
(a)(1)(i)	Offer to Purchase, dated November 25, 2020.
(a)(1)(ii)	Form of Letter of Transmittal.
(a)(1)(iii)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(iv)	Form of Letter to Clients of Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(v)	Form of Notice of Withdrawal.
(a)(1)(vi)	Form of Letter to Shareholders.
(a)(2)	None.
(a)(3)	Not Applicable.
(a)(4)	Not Applicable.
(a)(5)	Press Release issued on November 24, 2020.(1)
(b)	None.
(d)	Standstill Agreement dated as of November 23, 2020 by and among the Fund, Legg Mason Partners Fund Advisor, LLC, Western Asset Management Company, LLC and various entities associated with Karpus Investment Management.
(e)	None.
(g)	None.
(h)	None.

(1)	Previously filed on Schedule TO-C via EDGAR on November 24, 2020.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

WESTERN ASSET INFLATION-LINKED INCOME FUND

By:	/s/ Jane Trust
Name: Jane Trust
Title: Chief Executive Officer and President

Dated: November 25, 2020

EXHIBIT INDEX

(a)(1)(i)	Offer to Purchase, dated November 25, 2020.

(a)(1)(ii)	Form of Letter of Transmittal.

(a)(l)(iii)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(iv)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(v)	Form of Notice of Withdrawal.

(a)(1)(vi)	Form of Letter to Shareholders.

(d)	Standstill Agreement, dated November 23, 2020.

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